Exhibit 99.1

TRT Holdings, Inc.

January 23, 2009

Gaylord Entertainment Company	By Fax and Certified Mail-RRR
One Gaylord Drive
Nashville, Tennesse 37214
Facsimile: (615) 316-6657

Gaylord Entertainment Company	By Fax and Hand Delivery
c/o Corporation Service Company
2711 Centerville Road, Suite 400
Wilmington, New Castle County, Delaware 19808
Fascimile: (302) 636-5454

Re:                             Demand for Inspection of Books and Records of Gaylord Entertainment Company

Dear Sir or Madam:

TRT Holdings, Inc. (“Stockholder”) is the beneficial owner of 6,131,930 shares of common capital stock of Gaylord Entertainment Company, a Delaware corporation (the “Company”), representing approximately 14.99% of the Company’s currently issued and outstanding common capital stock.  Attached hereto as Exhibit A is documentary evidence of Stockholder’s ownership, which is a true and correct copy of what it purports to be.

This demand seeks the right (through Stockholder’s attorneys, consultants, or other agents) to inspect books and records of the Company pursuant to Section 220(b) of the Delaware General Corporation Law (the “DGCL”).  Pursuant to Section 220(b) of the DGCL, Stockholder hereby demands (through Stockholder’s attorneys, consultants, or other agents) an opportunity to inspect, and to make copies and extracts from, the following books and records of the Company (the “Demand Materials”):

(a)             All written or electronic documents or other records and materials (collectively, the “Records”) pertaining to expense reimbursements made to the Company’s executive officers over the past five years, including, without limitation, copies of expense reports submitted by and reimbursement requests from the Company’s executive officers, and all documents pertaining to payments by the Company to its executive officers with respect thereto;

(b)            All Records pertaining to the Company’s construction and opening of the Gaylord National in Washington, D.C. (the “National”) and all Records pertaining to the La Cantera transaction in San Antonio, Texas (the “La Cantera Transaction”) including, without limitation, the following:

(i)                Copies of all minutes of the Board of Directors of the Company (the “Board”) and all relevant committees of the Board, including, in each case, any action taken by written consent without a meeting (“Board Proceedings”), and all “Board packages,” presentations or similar materials submitted to the Board in anticipation of any determinations to be made by the Board, or any committee thereof (“Board Presentation Materials”);

(ii)             All other presentation materials, whether given internally or to third parties;

(iii)          The documents relied upon by the Company or the Board to support the Company’s public statements, regulatory filings or disclosures;

(iv)         With respect to the National: (1) all financial reports which evidence the actual costs of the construction and opening; (2) all budgets generated prior to, during, and after completion of construction, including all documents showing the actual costs and expenses incurred by the Company on this project as compared to the budgeted amounts for the same; (3) all memoranda or other documents containing explanations or descriptions of, reports on, or any other information relating to cost overruns incurred in connection with the construction and opening of the National; and (4) all documents identifying the line-items comprising the cost overruns associated with the National; and

(v)            With respect to the La Cantera Transaction: (1) all actual and draft agreements between the Company and any third party; (2) all correspondence between potential lenders and the Company, including any loan commitments between the Company and any third party; (3) all documents revealing the expenses incurred by the Company in connection with the negotiation, due diligence and other efforts related to the potential or anticipated purchase of the La Cantera, including all attorneys’ and consulting fees and expenses associated with same; and (4) all memoranda or other reports generated in connection with the La Cantera Transaction;

(c)             All Records pertaining to any aircraft owned or leased by, or on behalf of, the Company over the last five years, including, without limitation, the following: (i) all models and tail numbers; (ii) all documents evidencing the purchase price or lease costs incurred by, or on behalf of, the Company; (iii) all documents evidencing the operating costs for use of such aircraft, including fuel costs, hangar costs, pilot salaries, landing fees, and other related expense information; and (iv) all flight travel logs and other documentation setting forth the date, destination, passengers, and purpose of each flight during such time period;

(d)            All Records pertaining to: (i) the Board’s adoption on August 12, 2008, of a shareholder rights plan (the “Rights Plan”) and (ii) the Board’s adoption on November 13, 2008 of the Second Amended and Restated By-Laws (the “New By-Laws,” and together with the Rights Plan, the “Defensive Measures”), including, without limitation, copies of all Board Proceedings and Board Presentation Materials discussing or considering whether any Defensive Measures should be adopted, and the effect that the Defensive Measures might have on a proxy contest for the election of directors to the Board;

(e)             All Records from or to any professionals, including, without limitation, investment bankers and proxy solicitors, who assisted the Company with, or advised the Company on, the adoption of any of the Defensive Measures;

(f)               All Records pertaining to the components and amount of corporate overhead of the Company over the last three years; and

(g)            Copies of all completed director and officer questionnaires, including any attachments and exhibits thereto, by the Company’s directors and executive officers over the last three years, including for the upcoming annual meeting of stockholders of the Company.

Stockholder demands that modifications, additions, or deletions to any and all information referred to in paragraphs (a) through (g) be immediately furnished as such modifications, additions, or deletions become available to you, the Company, or your respective agents or representatives.  Stockholder will bear the reasonable costs incurred by the Company in connection with production of the Demand Materials.  Stockholder reserves the right to withdraw or modify this request.

Stockholder’s purposes for seeking the inspection are as follows:

(1)             To investigate the following conduct of the Company and its officers which Stockholder believes evidences mismanagement, breaches of fiduciary duty, corporate waste, and improper conduct with respect to the management and operation of the Company: (i) the cost overruns incurred and execution by the Company in connection with the Company’s negotiation, construction and opening of the National, including the fact that the Company reported that it incurred over $500 million in additional, unprojected costs and the fact that the Company reported that the cost per room exceeded the initially reported budget by approximately 45%; (ii) the La Cantera Transaction, which, according to the Company’s regulatory filings, cost the Company at least $12 million due to the Company’s termination of an agreement to purchase this resort property; (iii) the poor financial performance of the Company relative to its peer group (as of September 30, 2008), including with respect to return on assets, return on capital, and EBIT margin; and (iv) the Company’s overhead costs given the scope of the Company’s operations, as compared to the overhead of other hotel companies with similar or larger operations;

(2)             To investigate possible mismanagement, breaches of fiduciary duty, corporate waste, and improper conduct with respect to the Company’s executives’ use of company aircraft for personal vacations and other non-company purposes;

(3)             To investigate the propriety of certain relationships between and among the officers and directors of the Company;

(4)             To utilize the information obtained through the inspection of the Company’s books and records to evaluate possible corrective measures, including possible litigation, with respect to certain or all of these matters; and

(5)             To communicate with other stockholders regarding matters relating to their interests as stockholders so as to enable Stockholder to effectively address any mismanagement or improper conduct, including, without limitation, through litigation or by considering changes to the composition of the Board.

Pursuant to Section 220 of the DGCL, you are required to respond to this demand within five business days of the date hereof.  If you refuse to permit the inspection and copying demanded herein, or fail to reply to this demand, within five business days, Stockholder will conclude that this demand has been refused and will take appropriate steps to secure its rights to examine and copy the Demand Materials.

Stockholder hereby designates and authorizes Fulbright & Jaworski L.L.P., and any persons designated by Fulbright & Jaworski L.L.P., acting singly or in any combination, to conduct the inspection and copying herein requested.  Please advise Glen Hettinger at (214) 855-8000 as to the time and place when the requested information will be made available in accordance with this demand.

If the Company contends that this request is incomplete or is otherwise deficient in any respect, please notify Stockholder in writing immediately, care of Michael G. Smith, TRT Holdings, Inc., Facsimile (214) 283-8514, with a copy to Glen Hettinger, Fulbright & Jaworski L.L.P., Facsimile: (214) 855-8200, setting forth the facts that the Company contends support its position and specifying any additional information believed to be required.  In the absence of such prompt notice, Stockholder will conclude that the Company agrees that this request complies in all respects with the requirements of the DGCL and that the Company will timely produce all of the Demand Materials.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

TRT Holdings, Inc.

By:	/s/ James D. Caldwell
Name:	James D. Caldwell
Title:	President

POWER OF ATTORNEY

KNOW ALL MEN that TRT Holdings, Inc. (“Stockholder”) hereby constitutes and appoints Fulbright & Jaworski L.L.P., its officers, employees, agents, and other persons designated by Fulbright & Jaworski L.L.P., acting singly, together, or in any combination, its true and lawful attorneys-in-fact and agents for it in its name, place and stead, giving and granting unto said attorneys and agents full power and authority to act on its behalf, as a stockholder of Gaylord Entertainment Company (the “Company”), to seek the production, and to engage in the inspection and copying, of records and documents of every kind and description.

Stockholder reserves all rights on his part which said attorneys hereby are authorized to do or perform.  This Power of Attorney may be terminated by Stockholder or said attorneys by written notice to the other.

TRT Holdings, Inc.

By:	/s/ James D. Caldwell
Name:	James D. Caldwell
Title:	President

DECLARATION

STATE OF TEXAS	)
)
COUNTY OF DALLAS	)

James D. Caldwell, being duly sworn, deposes and says under oath that he has executed the stockholder demand on behalf of TRT Holdings, Inc., to which this Declaration is attached and affirms under penalty of perjury under the laws of the State of Texas that the facts and statements contained in such demand are true and correct in all material respects to his knowledge, information and belief.

/s/ James D. Caldwell
James D. Caldwell

SWORN TO AND SUBSCRIBED before me this 23rd day of January 2009

/s/ Notary Public
Notary Public, State of Texas